Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct line: +44(0) 20 7659 6030
Direct Fax: +44 (0) 20 7659 6001
Email: Laura.Jackson@brambles.com

06019620

Brambles

8 December 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 29 2006
WASH. D.C. 185

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
JAN 16 2007
THOMSON
FINANCIAL

Laura Jackson
Assistant Secretary

Encs.

dlw 1/10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Merrill Lynch & Co., Inc

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch & Co., Inc and BlackRock Group.

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

24 November 2006

....

11. Date company informed

29 November 2006

....

12. Total holding following this notification

82,893,386

....

13. Total percentage holding of issued class following this notification

12.33%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

30 November 2006

Details of Registered Holders

Merrill Lynch & Co., Inc	81,612,546
BlackRock Group	1,280,840
Total	82,893,386

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

UBS AG

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS AG, acting through its business group and legal entities

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

23 November 2006

....

11. Date company informed

27 November 2006

....

12. Total holding following this notification

Not disclosed

....

13. Total percentage holding of issued class following this notification

Holding under 3%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

....

Date of notification

28 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Credit Suisse Securities (Europe) Limited

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Credit Suissse Securities (Europe) Limited and Credit Suisse International

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse Securities (Europe) Limited – 53,469,913 shares
Credit Suisse International – 32,861 shares

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

24 November 2006

....

11. Date company informed

28 November 2006

....

12. Total holding following this notification

53,502,774 shares

....

13. Total percentage holding of issued class following this notification

7.96%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

....

Date of notification

28 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Credit Suisse Securities (Europe) Limited

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Credit Suissse Securities (Europe) Limited and Credit Suisse International

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse Securities (Europe) Limited – 53,973,900 shares
Credit Suisse International – 32,861 shares

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

23 November 2006

....

11. Date company informed

27 November 2006

....

12. Total holding following this notification

54,006,761 shares

....

13. Total percentage holding of issued class following this notification

8.04%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

....

Date of notification

28 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

ABN Amro Bank NV London Branch

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN Amro Bank NV London Branch

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

23 November 2006

....

11. Date company informed

24 November 2006

....

12. Total holding following this notification

48,845,777

....

13. Total percentage holding of issued class following this notification

7.26%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

....

Date of notification

27 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

UBS AG

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

22 November 2006

....

11. Date company informed

24 November 2006

....

12. Total holding following this notification

58,738,145

....

13. Total percentage holding of issued class following this notification

8.74%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Company Secretary

....

Date of notification

27 November 2006

....

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	864,155
UBS AG London Branch	51,435,734
UBS AG (Switzerland)	5.238,256
UBS Securities Australia Ltd	1,200,000
Total	58,738,145

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

UBS AG

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

20 November 2006

....

11. Date company informed

22 November 2006

....

12. Total holding following this notification

52,398,618

....

13. Total percentage holding of issued class following this notification

7.79%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Company Secretary

....

Date of notification

23 November 2006

....

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,154,915
UBS AG London Branch	51,243,703
Total	52,398,618

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

ABN Amro Bank NV London Branch

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN Amro Bank NV London Branch

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

21 November 2006

....

11. Date company informed

22 November 2006

....

12. Total holding following this notification

34,159,228

....

13. Total percentage holding of issued class following this notification

5.08%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

....

Date of notification

22 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

UBS AG

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

17 November 2006

....

11. Date company informed

21 November 2006

....

12. Total holding following this notification

54,548,368

....

13. Total percentage holding of issued class following this notification

8.11%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Company Secretary

....

Date of notification

21 November 2006

....

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,154,915
UBS AG London Branch	51,034,609
UBS AG (Switzerland)	2,358,844
Total	54,548,368

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Barclays PLC

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays PLC

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

15 November 2006

....

11. Date company informed

20 November 2006

....

12. Total holding following this notification

Not disclosed

....

13. Total percentage holding of issued class following this notification

Holding under 3%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

20 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Merrill Lynch & Co., Inc

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch & Co., Inc and BlackRock Inc.

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

14 November 2006

....

11. Date company informed

17 November 2006

....

12. Total holding following this notification

78,550,463

....

13. Total percentage holding of issued class following this notification

11.69%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

20 November 2006

Details of Registered Holders

Merrill Lynch & Co., Inc	77,292,879
BlackRock Group	1,257,584
Total	78,550,463

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 16 November 2006, UBS Nominees Pty Ltd notified the Australian Stock Exchange that it had ceased to be a substantial shareholder in Brambles Industries Limited with effect from 15 November 2006.

17 November 2006

Contact: Laura Jackson, Assistant Secretary
Tel: +44 (0) 20 7659 6030

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

Merrill Lynch & Co. Inc has advised the Australian Stock Exchange that it has ceased to be a substantial shareholder in BIL with effect from 27 October 2006.

16 November 2006

Contact: Laura Jackson, Assistant Secretary
Tel: +44 (020) 7659 6030

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Barclays PLC

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC, through its legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

9 November 2006

....

11. Date company informed

15 November 2006

....

12. Total holding following this notification

29,218,032

....

13. Total percentage holding of issued class following this notification

4.34%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

16 November 2006

....

Details of Legal Entities

Barclays Capital Securities Ltd	11,612,297
Barclays Global Investors Australia Ltd	57,554
Barclays Capital Inc	2,924,097
Gerrard Ltd	181,412
Barclays Global Investors Canada Ltd	51,385
Barclays Global Investors Japan Trust & Banking	803,091
Barclays Global Investors, N.A.	4,518,075
Barclays Global Investors Japan Ltd	69,828

Details of Legal Entities

Barclays Global Investors Ltd	5,463,104
Barclays Life Assurance Co Ltd	892,190
Barclays Global Fund Advisors	2,619,925
Barclays Bank Trust Company Ltd	25,074
Total	29,218,032

Details of Registered Holders

Bank of New York	49,163
Barclays Capital Nominees Ltd	14,536,394
Barclays Global Investors Canada	51,385
Barclays Trust Co & Others	2,620
Barclays Trust Co R69	22,454
Chase Nominees Ltd A/C 16376	345,422
Chase Nominees Ltd A/C 28270	228,948
Investors Bank and Trust Co	6,728,289
JP Morgan (BGI Custody) A/C 16331	168,999
JP Morgan (BGI Custody) A/C 16338	39,869
JP Morgan (BGI Custody) A/C 16341	365,390
JP Morgan (BGI Custody) A/C 16342	88,984
JP Morgan (BGI Custody) A/C 16400	5,065,493
JP Morgan (BGI Custody) A/C 18408	52,189
JP Morgan Chase Bank	929,394
Mellon Trust – US Custodian	25,289
Mitsui Asset	12,001
R C Greig Nominees Ltd	138,135
R C Greig Nominees Ltd A/C AK1	39,520
R C Greig Nominees Ltd A/C BL1	2,500
R C Greig Nominees Ltd A/C GP1	1,257
State Street Boston	313,358
Trust & Custody Services Bank	10,979
Total	29,218,032

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

ABN Amro Bank NV London Branch

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN Amro Bank NV London Branch

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

15 November 2006

....

11. Date company informed

16 November 2006

....

12. Total holding following this notification

30,878,331

....

13. Total percentage holding of issued class following this notification

4.59%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

16 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

UBS AG

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

10 November 2006

....

11. Date company informed

14 November 2006

....

12. Total holding following this notification

50,767,536

....

13. Total percentage holding of issued class following this notification

7.56%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

14 November 2006

....

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,154,915
UBS AG London Branch	49,602,621
UBS Securities Australia Ltd	10,000
Total	50,767,536

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

ABN Amro Bank NV London Branch

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN Amro Bank NV London Branch

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

7 November 2006

....

11. Date company informed

8 November 2006

....

12. Total holding following this notification

20,437,152

....

13. Total percentage holding of issued class following this notification

3.04%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

8 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Barclays PLC

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC, through its legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

2 November 2006

....

11. Date company informed

7 November 2006

....

12. Total holding following this notification

41,424,930

....

13. Total percentage holding of issued class following this notification

6.17%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

7 November 2006

....

Details of Legal Entities

Barclays Capital Securities Ltd	20,947,150
Barclays Global Investors Australia Ltd	57,554
Barclays Capital Inc	5,624,097
Gerrard Ltd	184,643
Barclays Global Investors Canada Ltd	51,385
Barclays Global Investors Japan Trust & Banking	803,091
Barclays Global Investors, N.A.	4,705,350
Barclays Global Investors Japan Ltd	64,578

Details of Legal Entities

Barclays Global Investors Ltd	5,463,104
Barclays Life Assurance Co Ltd	892,190
Barclays Global Fund Advisors	2,606,714
Barclays Bank Trust Company Ltd	25,074
Total	41,424,930

Details of Registered Holders

Bank of New York	49,163
Barclays Capital Nominees Ltd	26,571,247
Barclays Global Investors Canada	51,385
Barclays Trust Co & Others	2,620
Barclays Trust Co R69	22,454
Chase Nominees Ltd A/C 16376	345,422
Chase Nominees Ltd A/C 28270	228,948
Investors Bank and Trust Co	6,902,353
JP Morgan (BGI Custody) A/C 16331	168,999
JP Morgan (BGI Custody) A/C 16338	39,869
JP Morgan (BGI Custody) A/C 16341	365,390
JP Morgan (BGI Custody) A/C 16342	88,984
JP Morgan (BGI Custody) A/C 16400	5,065,493
JP Morgan (BGI Custody) A/C 18408	52,189
JP Morgan Chase Bank	929,394
Mellon Trust – US Custodian	25,289
Mitsui Asset	12,001
R C Greig Nominees Ltd	139,835
R C Greig Nominees Ltd A/C AK1	41,051
R C Greig Nominees Ltd A/C BL1	2,500
R C Greig Nominees Ltd A/C GP1	1,257
State Street Boston	313,358
Trust & Custody Services Bank	5,729
Total	41,424,930

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

Merrill Lynch & Co. Inc has advised the Australian Stock Exchange that it has decreased its shareholding in BIL from 7.23% (72,243,661 shares) to 5.74% (55,575,656 shares) with effect from 19 October 2006.

6 November 2006

Contact: Laura Jackson, Assistant Secretary
Tel: +44 (020) 7659 6030

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Barclays PLC

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC, through its legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

27 October 2006

....

11. Date company informed

6 November 2006

....

12. Total holding following this notification

38,508,764

....

13. Total percentage holding of issued class following this notification

5.73%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

6 November 2006

....

Details of Legal Entities

Barclays Capital Securities Ltd	18,039,803
Barclays Global Investors Australia Ltd	57,554
Barclays Capital Inc	5,621,073
Gerrard Ltd	185,069
Barclays Global Investors Canada Ltd	51,385
Barclays Global Investors Japan Trust & Banking	803,091
Barclays Global Investors, N.A.	4,667,471
Barclays Global Investors Japan Ltd	64,837

Details of Legal Entities

Barclays Global Investors Ltd	5,494,503
Barclays Life Assurance Co Ltd	892,190
Barclays Global Fund Advisors	2,606,714
Barclays Bank Trust Company Ltd	25,074
Total	38,508,764

Details of Registered Holders

Bank of New York	49,163
Barclays Capital Nominees Ltd	23,660,876
Barclays Global Investors Canada	51,385
Barclays Trust Co & Others	2,620
Barclays Trust Co R69	22,454
Chase Nominees Ltd A/C 16376	337,316
Chase Nominees Ltd A/C 28270	228,948
Investors Bank and Trust Co	6,864,474
JP Morgan (BGI Custody) A/C 16331	168,999
JP Morgan (BGI Custody) A/C 16338	39,869
JP Morgan (BGI Custody) A/C 16341	365,390
JP Morgan (BGI Custody) A/C 16342	88,984
JP Morgan (BGI Custody) A/C 16400	5,104,998
JP Morgan (BGI Custody) A/C 18408	52,189
JP Morgan Chase Bank	930,286
Mellon Trust – US Custodian	25,289
Mitsui Asset	11,368
R C Greig Nominees Ltd	140,261
R C Greig Nominees Ltd A/C AK1	41,051
R C Greig Nominees Ltd A/C BL1	2,500
R C Greig Nominees Ltd A/C GP1	1,257
State Street Boston	313,358
Trust & Custody Services Bank	5,729
Total	38,508,764

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

UBS AG

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

31 October 2006

....

11. Date company informed

3 November 2006

....

12. Total holding following this notification

40,472,971

....

13. Total percentage holding of issued class following this notification

6.02%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

3 November 2006

....

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,154,915
UBS AG London Branch	39,318,056
Total	40,472,971

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

31 October 2006

....

11. Date company informed

2 November 2006

....

12. Total holding following this notification

33,549,381

....

13. Total percentage holding of issued class following this notification

4.99%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

2 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Deutsche Bank AG and its subsidiary companies

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

Not disclosed

....

11. Date company informed

2 November 2006

....

12. Total holding following this notification

62,128,950

....

13. Total percentage holding of issued class following this notification

9.25%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

2 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Merrill Lynch & Co., Inc

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch & Co., Inc and BlackRock Inc.

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Credit Suisse Securities (Europe) Limited

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Credit Suisse Securities (Europe) Limited and Credit Suisse International

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse Securities (Europe) Limited – 54,507,426 shares
Credit Suisse International – 32,861 shares

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

27 November 2006

....

11. Date company informed

29 November 2006

....

12. Total holding following this notification

54,540,827 shares

....

13. Total percentage holding of issued class following this notification

8.12%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

....

Date of notification

30 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

24 November 2006

....

11. Date company informed

29 November 2006

....

12. Total holding following this notification

23,858,196

....

13. Total percentage holding of issued class following this notification

3.55%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson, Assistant Secretary

....

Date of notification

30 November 2006

....

BRAMBLES INDUSTRIES PLC
DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange in respect of Brambles Limited.

Contact Laura Jackson, Assistant Company Secretary
Tel 020 7659 6030

1 December 2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	**89 118 896 021**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	27 OCTOBER 2005 (GIVEN IN RESPECT OF BRAMBLES INDUSTRIES LIMITED (BIL) AND BRAMBLES INDUSTRIES PLC (BIP))

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	Mr Ihlein acquired BXB shares on both the ASX and the LSE (on a deferred settlement basis) on the following dates - 27 November 2006 - ASX - 28 November 2006 - LSE
No. of securities held prior to change	BIL - 10,000 ordinary shares held by Mr M F Ihlein - 90,000 ordinary shares held by Ihlein Family Super Fund

Class	Ordinary shares
Number acquired	ASX - 1,000 ordinary shares LSE - 1,000 ordinary shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	ASX A$12.84 per share LSE £5.25 per share
No. of securities held after change	Subject to completion of the Unification of Brambles' dual listed companies structure on 4 December 2006, Mr Ihlein will, as at that date, have a relevant interest in the following BXB securities: - 12,000 ordinary shares held by Mr M F Ihlein - 90,000 ordinary shares held by Ihlein Family Super Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH BOTH DR 3.1.4R(1)(a) AND DR 3.1.4(R)(1)(b)

3. Name of person discharging managerial responsibilities/director

SIR DAVID BRYAN LEES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION DOES NOT RELATE TO A PERSON CONNECTED WITH THE DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

SIR DAVID BRYAN LEES

8. State the nature of the transaction

DISPOSAL OF SHARES ON-MARKET

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0004% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.0001% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

3,071

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£5.0425 PER SHARE

14. Date and place of transaction

14 NOVEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 210,984 ORDINARY SHARES OF 5P EACH IN BRAMBLES INDUSTRIES PLC, BEING 0.031% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC AND REPRESENTING 0.012% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

16 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

LAURA JACKSON, 020 7659 6030

Name and signature of duly authorised officer of issuer responsible for making notification

LAURA JACKSON ACIS
ASSISTANT COMPANY SECRETARY

Date of notification: 17 NOVEMBER 2006

END

{CLV CLV0384}

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

DAVID A. MEZZANOTTE, JR.

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID A. MEZZANOTTE, JR.

8. State the nature of the transaction

VESTING AND EXERCISE OF PERFORMANCE SHARE RIGHTS

9. Number of shares, debentures or financial instruments relating to shares acquired

NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

215,350 IN BRAMBLES INDUSTRIES LIMITED

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.022% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 0.003% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.001% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

13. Price per share or value of transaction

AUD$12.65

14. Date and place of transaction

10 NOVEMBER 2006, SYDNEY

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 51,244 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.005% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 266,594 ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC BEING 0.003 OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.001% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

13 NOVEMBER 2006, SYDNEY & LONDON

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 13 NOVEMBER 2006

END

{SLM 00025152}

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

ALFREDO TRUJILLO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ALFREDO TRUJILLO

8. State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

88,513

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.009% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 0.013% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.005% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

13. Price per share or value of transaction

A$13.162702

14. Date and place of transaction
9 OCTOBER 2006, SYDNEY

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 493,513 ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC BEING 0.07% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.03% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

9 OCTOBER 2006, SYDNEY & LONDON

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 10 OCTOBER 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

ALFREDO TRUJILLO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ALFREDO TRUJILLO

8. State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

400,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.041% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 0.05% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.02% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

13. Price per share or value of transaction

A$12.717688

14. Date and place of transaction
6 OCTOBER 2006, SYDNEY

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 88,513 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.0001% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 493,513 ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC BEING 0.07% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.02% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

6 OCTOBER 2006, SYDNEY & LONDON

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 9 OCTOBER 2006

END

{SLM 00024717}

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

DAVID A. MEZZANOTTE, JR.

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID A. MEZZANOTTE, JR.

8. State the nature of the transaction

VESTING AND EXERCISE OF PERFORMANCE SHARE RIGHTS

9. Number of shares, debentures or financial instruments relating to shares acquired

533,188 (266,594 IN BRAMBLES INDUSTRIES PLC, 266,594 IN BRAMBLES INDUSTRIES LIMITED)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.027% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 0.039% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.032% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

NIL

14. Date and place of transaction

21 SEPTEMBER 2006, SYDNEY & LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 284,376 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.029% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 284,376 ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC BEING 0.042% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.034% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

25 SEPTEMBER 2006, SYDNEY & LONDON

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 2 OCTOBER 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

ALFREDO TRUJILLO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC AND BRAMBLES INDUSTRIES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ALFREDO TRUJILLO

8. State the nature of the transaction

VESTING AND EXERCISE OF PERFORMANCE SHARE RIGHTS

9. Number of shares, debentures or financial instruments relating to shares acquired

970,026 (488,513 IN BRAMBLES INDUSTRIES PLC, 488,513 IN BRAMBLES INDUSTRIES LIMITED)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.05% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 0.07% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.05% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

NIL

14. Date and place of transaction

21 SEPTEMBER 2006, SYDNEY & LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 488,513 ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, BEING 0.05% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES LIMITED, 493,513 ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC BEING 0.07% OF THE ISSUED ORDINARY SHARES IN BRAMBLES INDUSTRIES PLC, REPRESENTING 0.05% OF THE ISSUED ORDINARY SHARES IN THE COMBINED BRAMBLES GROUP (BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC)

16. Date issuer informed of transaction

25 SEPTEMBER 2006, SYDNEY & LONDON

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 2 OCTOBER 2006

END

Brambles Industries plc
Company Number: 4134697

1 November 2006

BRAMBLES 2006 ANNUAL GENERAL MEETINGS
TRADING UPDATE

In the three months to the end of September, Brambles' sales and profits from the continuing businesses of CHEP and Recall were well ahead of the comparative period in the prior year.

CHEP had like for like sales growth of 6% in the three months to the end of September, led by CHEP Americas where sales were 10% higher. In CHEP Europe sales growth was 2%, with performance impacted by strong Reusable Plastic Container ("RPC ") sales in the first quarter of the prior year. CHEP in the rest of the world saw sales growth of 9%.

Overall CHEP is expected to deliver another year of good performance in 2007, with continued operational improvements across the regions.

In the three months to the end of September Recall continued the improvements seen in the second half of 2006. Sales were 18% higher, including the benefit of the AUSDOC business acquired in December 2005.

The outlook for Brambles remains positive. Overall, we are continuing our disciplined focus on value creation, building on the momentum of recent years. In 2007, we expect further good progress in both CHEP and Recall together with solid cash generation for the group.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)407 436 711 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles Industries plc
Company Number: 4134697

Brambles

18 October 2006

BRAMBLES AGREES TO SELL CLEANAWAY ASIA

Brambles has agreed to sell part of its Cleanaway Asia business, comprising the landfill gas to energy business in China and Taiwan and the recovered paper business, to Veolia Environmental Service China Limited, a part of the Veolia Group, for a purchase price of approximately US$25 million in cash.

Veolia is a leading player in environmental services. With more than 270,000 employees Veolia has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation.

The sale is subject to customary conditions precedent and is expected to be completed during the first quarter of 2007.

Brambles has also agreed to sell the remaining part of its Cleanaway Asia business, being its 50% share in Taiwan landfills, to its joint venture partner, Kang Lien Enterprise Company Limited, for a total cash consideration of approximately US$15 million. This sale is subject to customary conditions precedent and is expected to complete during November 2006.

The sale of Cleanaway Asia concludes the divestment programme that Brambles announced in November 2005.

For further information please contact:

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)407 436 711 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Brambles is globally headquartered in Australia

Brambles Industries plc
Company Number: 4134697

20 November 2006

ANNOUNCEMENT OF US$926 MILLION CASH ALTERNATIVE AND ON-MARKET SHARE BUY-BACK IN BRAMBLES LIMITED

Following completion of the tender process, Brambles announced today that, subject to receiving final approval from the Courts and regulators and unification of Brambles' dual-listed companies structure ("**Unification**") therefore proceeding, approximately US$926 million in cash will be paid in respect of a total of 93,863,994 shares through the Cash Alternative provided in connection with the Unification. These shares represent 5.7% of the total current issued capital of the Brambles Group, and comprise 90,745,866 shares in Brambles Industries plc (BIP) and 3,118,128 shares in Brambles Industries Limited (BIL). The GBP Final Cash Alternative Price is 520 pence per share, equating to an AUD Final Cash Alternative Price of A$12.8475 per share at the Nominated Exchange Rate.

Brambles Chairman, Mr Don Argus AO, said: "The Brambles Board today announced that it will utilise approximately US$926 million via the Cash Alternative at 520 pence or A$12.8475 per share, which is broadly equivalent to the current market price. This result represents a show of strong support from existing shareholders to continue their investment in Brambles Limited, given that the US$2.2 billion maximum amount for the Cash Alternative was not fully utilised.

"In the twelve months following the announcement of the restructuring, Brambles will have utilised more than US$1.8 billion via on-market buy-backs, special dividends and the Cash Alternative. The Board is committed to maintaining an appropriate capital structure for Brambles and has today announced that an ongoing on-market buy-back programme will be carried out in Brambles Limited following Unification, should appropriate opportunities arise. The Board may also consider other capital management opportunities.

"Subject to receiving final approval from the Courts and regulators, today's announcement represents the final milestone in Brambles' restructuring, which has been a great success for all shareholders.

"The Board looks forward to welcoming all continuing shareholders into Brambles Limited on completion of the Unification, as we enter an exciting period of sustainable growth."

On 13 September 2006, Brambles released an Information Memorandum in connection with the proposed Unification of BIL and BIP under a single Australian holding company – Brambles Limited - with a primary listing on the Australian Stock Exchange and a secondary listing on the London Stock Exchange. Meetings of the shareholders of BIP and BIL were held on 1 November and 9 November 2006 at which the Unification proposal was overwhelmingly approved. Implementation of the Unification process now requires only final approval from the Courts and regulators. Subject to that approval, the Unification is expected to be completed on 4 December 2006, with deferred settlement trading in Brambles Limited commencing on the Australian Stock Exchange on 27 November 2006, and on the London Stock Exchange on 24 November 2006.

Under the Cash Alternative, shareholders (other than ineligible overseas shareholders) were able to tender all or part of their BIL or BIP shareholding to Brambles Limited. If the Unification proceeds, shareholders whose tenders have been accepted will receive cash for the shares which are the subject of their tender under the BIL and BIP schemes of arrangement ("**Schemes**"), instead of receiving Brambles Limited shares.

Subject to receiving final approval from the Courts and regulators and Unification therefore proceeding, and on the terms of the Information Memorandum, the Cash Alternative Booklets and the Schemes:

- all GBP Tenders will be accepted at 520 pence per share; and
- all AUD Tenders at or below A$12.8475, and all AUD Final Price Tenders, will be accepted at A$12.8475 per share.

Tenders made at price points at or above A$12.90 will not be accepted under the Cash Alternative. These shares are now available for shareholders to deal with at their discretion.

The Unification (and therefore the Cash Alternative) will only proceed if the Schemes are approved by the Courts and then become effective. Any indication that shares will be acquired or cancelled under the Schemes for cash or otherwise is provisional only and non-binding.

In the Information Memorandum, it was indicated that, to the extent that the Maximum Amount of the Cash Alternative (US$2.2 billion) is not utilised, the Brambles Limited Board will consider other alternatives to implement a capital structure broadly similar to that which would have been achieved if the Maximum Amount of the Cash Alternative were utilised. Brambles Limited today announced that it would also conduct on-market share buy-backs following implementation of Unification, should appropriate opportunities arise. The Board may also consider other capital management opportunities.

Under the ongoing on-market buy-back programme announced today, Brambles Limited may purchase ordinary shares in Brambles Limited at any time after the implementation of Unification (currently scheduled for 4 December 2006) during the course of trading on the Australian Stock Exchange. Offers will be made in accordance with the ASX Listing Rules and Section 257B of the Corporations Act 2001.

If shareholders have any enquiries relating to their tenders, they should call the Brambles Unification Information Line on the following numbers:

- for BIL Shareholders – 1800 250 297 (toll free if calling from within Australia) or +61 2 8280 7610 (if calling from outside Australia); and

- for BIP Shareholders – 0800 028 2349 (toll free if calling from within the UK) or +44 1903 276 342 (if calling from outside the UK).

Brambles Industries Limited
Brambles Industries plc
Brambles Limited

Brambles is globally headquartered in Australia

For further information

Australia
Investor
John Hobson, Head of Investor Relations +61 (0) 2 9256 5216
+61 (0) 407 436 711 (mobile)

Media
Michael Sharp, +61 (0) 2 9256 5255
Vice President, Corporate Affairs +61 (0) 439 470 145 (mobile)

UK
Investor

Sue Scholes, Head of Investor Relations +44 (0) 20 7659 6012
Media
Richard Mountain, Financial Dynamics +44 (0) 20 7269 7291

9 November 2006

FIRB APPROVAL IN RELATION TO PROPOSED UNIFICATION

On 13 September 2006, Brambles announced that it had received Court approval to convene meetings of shareholders of Brambles Industries Limited ("**BIL**") and Brambles Industries plc ("**BIP**") to vote in each case on the proposed unification of BIL and BIP under a single Australian holding company – called Brambles Limited – with a primary listing on the Australian Stock Exchange ("**ASX**") and a secondary listing on the London Stock Exchange ("**LSE**"). The Information Memorandum was mailed to shareholders of both BIL and BIP and is also available on the Brambles website (www.brambles.com).

Brambles announced today that it has received confirmation from the Federal Treasurer of Australia that he has no objection to the unification, and that, on the basis of statements from the Board as to its intention, as detailed below, undertakings given by BIL to the Treasurer in 2001 at the time of the formation of Brambles' dual listed companies structure will terminate on the proposed unification. Accordingly, the condition precedent to the BIL and BIP schemes of arrangement relating to that approval has now been satisfied. All conditions precedent to the schemes have now been satisfied, other than certain conditions relating to approvals from the ASX and UK Listing Authority.

The undertakings given by BIL in 2001 included undertakings that the headquarters of BIL and the global headquarters of the dual listed group would be in Australia, and that both the Chief Executive Officer and Chief Financial Officer of the dual listed group would have their principal places of residence in Australia.

Although these undertakings will terminate on unification of the DLC, the current Board of Brambles Limited has informed the Foreign Investment Review Board ("**FIRB**") that it intends that the head office and global headquarters of the Brambles Group will be based in Australia, and Brambles Limited's Chief Executive Officer and Chief Financial Officer will have their principal places of residence in Australia. The Board has informed FIRB that, in expressing this intention, it has had regard to its statutory and fiduciary duties to shareholders, and that the Board's position on these issues may change in the future if the Brambles Limited Directors are required by those duties to do so.

Brambles Industries Limited
Brambles Industries plc
Brambles Limited

Brambles is globally headquartered in Australia

For further information

Australia
Investor
John Hobson, Head of Investor Relations — +61 (0) 2 9256 5216
+61 (0) 407 436 711 (mobile)

Media
Michael Sharp,
Vice President, Corporate Affairs — +61 (0) 2 9256 5255
+61 (0) 439 470 145 (mobile)

UK
Investor
Sue Scholes, Head of Investor Relations — +44 (0) 20 7659 6012
Media
Richard Mountain, Financial Dynamics — +44 (0) 20 7269 7291

Brambles Industries plc
Company Number: 4134697

9 November 2006

FINAL POLL RESULTS FOR THE BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC ANNUAL GENERAL MEETINGS, SCHEME MEETINGS AND EXTRAORDINARY GENERAL MEETINGS HELD ON 1 NOVEMBER 2006 (BIP) AND 9 NOVEMBER 2006 (BIL)

Following the Annual General Meetings, Scheme Meetings and Extraordinary General Meetings of Brambles Industries plc (BIP) held in London on 1 November 2006 and Brambles Industries Limited (BIL) held in Sydney on 9 November 2006, we advise that each resolution set out in the notices of those meetings was carried by the required majority.

In accordance with the requirements of Brambles' dual listed companies structure (and, in the case of the Scheme Meetings, the relevant Court orders), each resolution was determined on a poll. The results of the poll held on each resolution at the Annual General Meetings are set out in Appendix 1. The results of the poll held on the resolution at the BIP Scheme Meeting are set out in Appendix 2. The results of the poll held on the resolution at the BIL Scheme Meeting are set out in Appendix 3. The results of the poll held on each resolution at the Extraordinary General Meetings are set out in Appendix 4.

The final proxy position for each of Brambles Industries Limited and Brambles Industries plc on each resolution at the Annual General Meetings is detailed in Appendix 5. The final proxy position for each of Brambles Industries plc and Brambles Industries Limited on the resolution at the Brambles Industries plc Scheme Meeting is detailed in Appendix 6. The final proxy position for each of Brambles Industries Limited and Brambles Industries plc on the resolution at the Brambles Industries Limited Scheme Meeting is detailed in Appendix 7. The final proxy position for each of Brambles Industries Limited and Brambles Industries plc on each resolution at the Extraordinary General Meetings is detailed in Appendix 8.

Details of the companies' and Group's issued share capital is detailed in Appendix 9.

Brambles is globally headquartered in Australia

For further information

Australia
Investor
John Hobson, Head of Investor Relations — +61 (0) 2 9256 5216
+61 (0) 407 436 711 (mobile)

Media
Michael Sharp,
Vice President, Corporate Affairs — +61 (0) 2 9256 5255
+61 (0) 439 470 145 (mobile)

UK
Investor
Sue Scholes, Head of Investor Relations — +44 (0) 20 7659 6012
Media
Richard Mountain, Financial Dynamics — +44 (0) 20 7269 7291

{CLV 00015944}

Appendix 1

Results of Poll on Resolutions at 2006 Brambles Annual General Meetings

	Resolution	For	%	Against	%	Abstain
1	Receive the Reports & Financial Statements of BIL	811,826,014	99.80	1,665,166	0.20	44,354,007
2	Receive the Reports and Accounts of BIP	811,804,142	99.80	1,660,321	0.20	44,374,038
3	Approval of Brambles' Remuneration Report	816,237,158	99.36	5,290,581	0.64	36,288,133
4	Election of Mr A G Froggatt to the Board of BIL	815,345,883	98.89	9,149,008	1.11	33,349,622
5	Election of Mr A G Froggatt to the Board of BIP	815,307,353	98.89	9,172,407	1.11	33,361,037
6	Election of Mr D P Gosnell to the Board of BIL	817,401,463	99.14	7,095,141	0.86	33,349,409
7	Election of Mr D P Gosnell to the Board of BIP	817,388,187	99.14	7,078,017	0.86	33,376,093
8	Election of Ms S C H Kay to the Board of BIL	823,673,329	99.65	2,868,324	0.35	31,304,360
9	Election of Ms S C H Kay to the Board of BIP	823,612,803	99.65	2,909,898	0.35	31,319,596
10	Election of Mr G J Kraehe AO to the Board of BIL	821,129,372	99.35	5,403,570	0.65	31,340,958
11	Election of Mr G J Kraehe to the Board of BIP	821,110,058	99.35	5,401,545	0.65	31,329,194
12	Re-election of Mr R D Brown to the Board of BIL	823,634,020	99.64	2,937,297	0.36	31,273,196
13	Re-election of Mr R D Brown to the Board of BIP	823,568,229	99.64	2,960,795	0.36	31,311,773
14	Re-election of Mr M D I Burrows to the Board of BIL	823,051,567	99.58	3,438,230	0.42	31,354,716
15	Re-election of Mr M D I Burrows to the Board of BIP	822,988,761	99.58	3,452,369	0.42	31,390,170

{CLV 00015944}

16	Re-election of Mr M F Ihlein to the Board of BIL	823,779,711	99.66	2,780,740	0.34	31,284,062
17	Re-election of Mr M F Ihlein to the Board of BIP	823,739,502	99.66	2,790,894	0.34	31,310,401
18	Re-election of Mr D J Turner to the Board of BIL	823,786,136	99.66	2,786,254	0.34	31,303,010
19	Re-election of Mr D J Turner to the Board of BIP	823,733,328	99.66	2,804,482	0.34	31,304,487
20	Re-election of Sir David Lees to the Board of BIL	820,245,998	99.56	3,665,222	0.44	33,843,493
21	Re-election of Sir David Lees to the Board of BIP	820,297,977	99.55	3,677,727	0.45	33,864,593
22	Re-appointment of PricewaterhouseCoopers LLP as auditors of BIP	826,355,162	99.96	356,302	0.04	31,128,733
23	Authorise Directors to set Auditors' fees	826,021,853	99.92	664,729	0.08	31,151,802
24	General authority to allot shares in BIP	821,833,376	99.60	3,305,960	0.40	32,700,461
25	Disapplication of pre-emption rights in BIP *	822,020,508	99.74	2,158,522	0.26	33,661,767
26	General authority to buy back shares in BIP *	853,142,439	99.92	680,915	0.08	4,021,159

Appendix 2

Results of poll on resolution at Brambles Industries plc Scheme Meeting

BIP RESULT					
Resolution	**For**	**%**	**Against**	**%**	**Abstain**
Approval of Brambles Industries plc Scheme of Arrangement*	316,588,828	99.94	188,353	0.06	N/A

* Under the UK Companies Act, the BIP Scheme requires approval by a majority in number of the Brambles Industries plc Shareholders present and voting at the meeting (either in person or by proxy) and by 75% or more of the votes cast on the resolution. The number of Brambles Industries plc Shareholders present and voting at the meeting (either in person or by proxy) who voted for the resolution was 2,211 (or 96.14%) while the number voting against the resolution was 89 (or 3.86%). The resolution was therefore approved by both the required majorities.

No figure is given for abstentions at the BIP Scheme Meeting as it is a specific requirement of the UK Court order convening the meeting that voting on the resolution be only for or against the resolution.

The votes above are votes by BIP Shareholders only. The resolution was also approved as a Class Rights Action by BIL Shareholders voting separately at the BIL EGM. The number of votes cast by BIL Shareholders for and against the resolution, and abstaining, were as follows:

BIL RESULT					
Resolution	**For**	**%**	**Against**	**%**	**Abstain**
Approval of Brambles Industries plc Scheme of Arrangement*	551,496,085	99.90	555,540	0.10	1,610,710

* Special resolution

Appendix 3

Results of poll on resolution at Brambles Industries Limited Scheme Meeting

BIL RESULT					
Resolution	**For**	**%**	**Against**	**%**	**Abstain**
Approval of Brambles Industries Limited Scheme of Arrangement*	547,837,958	99.90	525,306	0.10	444,770

* Under the Australian Corporations Act, the BIL Scheme requires approval by a majority in number of the Brambles Industries Limited Shareholders present and voting at the meeting (either in person or by proxy or attorney) and by 75% or more of the votes cast on the resolution. The number of Brambles Industries Limited Shareholders present and voting at the meeting (either in person or by proxy) who voted for the resolution was 4,761 (or 98.10%) while the number of those voting against the resolution was 92 (or 1.9%). The resolution was therefore approved by the required majorities.

The votes above are votes by BIL Shareholders only. The resolution was also approved as a Class Rights Action by BIP Shareholders voting separately at the BIP EGM. The number of votes cast by BIP Shareholders for and against the resolution were as follows:

BIP RESULT					
Resolution	**For**	**%**	**Against**	**%**	**Abstain**
Approval of Brambles Industries Limited Scheme of Arrangement*	334,941,150	99.96	129,314	0.04	1,009,724

* Special resolution

Appendix 4

Results of polls on resolutions at Brambles Extraordinary General Meetings

	Resolution	For	%	Against	%	Abstain
1	**Approval of BIL Group financial assistance***					
	BIL RESULT	551,339,232	99.98	658,256	0.12	1,664,847
	BIP RESULT	334,919,434	99.96	128,418	0.04	1,032,336
2	**Approval of BIL Scheme by BIP Shareholders and approval of BIP Scheme by BIL Shareholders***					
	BIL RESULT	See Appendices 2 and 3 above		See Appendices 2 and 3 above		See Appendices 2 and 3 above
	BIP RESULT	See Appendices 2 and 3 above		See Appendices 2 and 3 above		See Appendices 2 and 3 above
3	**Approval of BIP share reclassification and reduction of capital***					
	BIP RESULT	334,923,338	99.95	166,152	0.05	990,698
	BIL RESULT	551,533,260	99.95	557,946	0.05	1,571,129
4	**Approval of amendment to the BIP Articles of Association (with effect from passing of the Resolution)***					
	BIP RESULT	335,025,560	99.96	128,807	0.04	925,821
	BIL RESULT	551,505,253	99.90	549,474	0.10	1,604,608

{CLV 00015944}

5	**Approval of amendment to the BIP Articles of Association (with effect from the Implementation Date)***					
	BIP RESULT	334,959,248	99.96	132,787	0.04	988,153
	BIL RESULT	551,497,612	99.90	549,951	0.10	1,614,772
6	**Approval of Brambles Limited 2006 Performance Share Plan**	544,446,290	99.00	5,476,395	0.10	3,404,260
7	**Approval of further plans based on Brambles Limited 2006 Performance Share Plan**	544,320,122	98.99	5,549,002	1.00	3,457,828
8	**Participation by Mr D J Turner**	544,487,543	99.01	5,464,211	1.01	3,407,636
9	**Participation by Mr M F Ihlein**	544,461,909	99.00	5,477,583	0.99	3,419,898

* Special resolution

Because of the nature of the dual listed companies structure, the poll results for each company on joint electorate actions are identical. Resolutions 6 - 9 are joint electorate matters and the votes above include those cast by shareholders of both Brambles Industries plc and Brambles Industries Limited. Resolutions 1 - 5 are class rights actions, which were carried by the required majority at each of the Brambles Industries plc and the Brambles Industries Limited meetings.

Appendix 5

Final Proxy Position – Brambles 2006 Annual General Meetings

	BIL	BIP
1 Receipt of financial statements and reports of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	541,947,007	270,645,748
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	528,393,288	269,235,456
was to vote against the resolution	1,417,680	247,286
was to abstain on the resolution	12,996,082	31,357,925
may vote at the proxy's discretion	12,136,039	585,150
may vote at the proxy's discretion (nominating the Chairman)	9,749,770	577,856
2 Receive the Reports and Accounts of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	541,924,006	270,664,914
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	528,326,258	269,215,515
was to vote against the resolution	1,412,260	248,061
was to abstain on the resolution	13,016,113	31,357,925
may vote at the proxy's discretion	12,185,488	604,316
may vote at the proxy's discretion (nominating the Chairman)	9,788,071	597,022
3 Approval of Brambles' Remuneration Report		
Total number of proxy votes exercisable by all proxies validly appointed*	553,305,314	267,375,214
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	538,834,949	265,187,557
was to vote against the resolution	2,282,157	1,002,517
was to abstain on the resolution	1,609,976	34,639,526
may vote at the proxy's discretion	12,188,208	596,217

may vote at the proxy's discretion (nominating the Chairman)	9,774,491	588,923
4 Election of Mr A G Froggatt to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	552,265,414	271,398,240
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	533,048,128	269,987,589
was to vote against the resolution	6,952,359	154,137
was to abstain on the resolution	2,678,501	30,652,187
may vote at the proxy's discretion	12,264,927	631,904
may vote at the proxy's discretion (nominating the Chairman)	9,863,331	624,610
5 Election of Mr A G Froggatt to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	552,241,080	271,415,542
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	532,969,407	269,993,897
was to vote against the resolution	6,974,130	156,765
was to abstain on the resolution	2,702,835	30,639,068
may vote at the proxy's discretion	12,297,543	636,087
may vote at the proxy's discretion (nominating the Chairman)	9,895,947	628,793
6 Election of Mr DP Gosnell to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	552,253,386	271,434,872
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	533,051,596	269,968,164
was to vote against the resolution	6,925,579	161,412
was to abstain on the resolution	2,690,529	30,639,946
may vote at the proxy's discretion	12,276,211	656,295
may vote at the proxy's discretion (nominating the Chairman)	9,874,615	649,001

7 Election of Mr D P Gosnell to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	552,227,614	271,424,260
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	533,002,733	269,979,937
was to vote against the resolution	6,910,440	158,427
was to abstain on the resolution	2,716,301	30,640,858
may vote at the proxy's discretion	12,314,441	646,595
may vote at the proxy's discretion (nominating the Chairman)	9,898,394	639,301
8 Election of Ms S C H Kay to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	554,300,715	271,427,374
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	539,337,545	269,969,678
was to vote against the resolution	2,703,708	162,836
was to abstain on the resolution	643,200	30,642,226
may vote at the proxy's discretion	12,259,462	651,077
may vote at the proxy's discretion (nominating the Chairman)	9,865,445	643,783
9 Election of Ms S C H Kay to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	554,281,831	271,417,821
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	539,210,765	269,959,360
was to vote against the resolution	2,718,115	190,003
was to abstain on the resolution	662,084	30,638,578
may vote at the proxy's discretion	12,352,951	637,876
may vote at the proxy's discretion (nominating the Chairman)	9,940,354	630,582

10 Election of Mr G J Kraehe AO to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	554,298,568	271,439,334
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	536,896,900	269,932,115
was to vote against the resolution	5,194,337	191,575
was to abstain on the resolution	645,347	30,640,658
may vote at the proxy's discretion	12,207,331	661,469
may vote at the proxy's discretion (nominating the Chairman)	9,828,475	654,175
11 Election of Mr G J Kraehe to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	554,280,668	271,424,721
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	536,810,449	269,948,238
was to vote against the resolution	5,193,268	190,619
was to abstain on the resolution	663,247	30,640,381
may vote at the proxy's discretion	12,276,951	646,579
may vote at the proxy's discretion (nominating the Chairman)	9,879,515	639,285
12 Re-election of Mr R D Brown to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	554,328,817	271,437,701
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	539,254,725	269,957,373
was to vote against the resolution	2,759,587	172,590
was to abstain on the resolution	615,098	30,638,338
may vote at the proxy's discretion	12,314,505	657,516
may vote at the proxy's discretion (nominating the Chairman)	9,909,340	650,222

13 Re-election of Mr R D Brown to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	554,289,963	271,425,810
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	539,151,458	269,969,381
was to vote against the resolution	2,782,648	173,027
was to abstain on the resolution	653,952	30,638,061
may vote at the proxy's discretion	12,355,857	645,348
may vote at the proxy's discretion (nominating the Chairman)	9,932,112	638,054
14 Re-election of Mr M D I Burrows to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	554,293,230	271,405,820
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	538,979,208	269,649,670
was to vote against the resolution	3,044,292	382,788
was to abstain on the resolution	650,685	30,703,031
may vote at the proxy's discretion	12,269,730	690,328
may vote at the proxy's discretion (nominating the Chairman)	9,865,435	683,034
15 Re-election of Mr M D I Burrows to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	554,246,515	271,391,306
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	538,864,713	269,668,613
was to vote against the resolution	3,059,332	381,887
was to abstain on the resolution	687,903	30,701,267
may vote at the proxy's discretion	12,322,470	674,050
may vote at the proxy's discretion (nominating the Chairman)	9,899,595	666,756

16 Re-election of Mr M F Ihlein to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	554,306,523	271,484,127
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	539,400,984	269,952,115
was to vote against the resolution	2,615,312	158,228
was to abstain on the resolution	637,392	30,624,935
may vote at the proxy's discretion	12,290,227	690,539
may vote at the proxy's discretion (nominating the Chairman)	9,896,210	683,245
17 Re-election of Mr M F Ihlein to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	554,278,816	271,472,752
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	539,322,392	269,966,226
was to vote against the resolution	2,632,466	158,228
was to abstain on the resolution	665,099	30,623,567
may vote at the proxy's discretion	12,323,958	677,796
may vote at the proxy's discretion (nominating the Chairman)	9,911,361	670,502
18 Re-election of Mr D J Turner to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	554,296,590	271,455,565
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	539,370,177	269,984,990
was to vote against the resolution	2,625,634	160,051
was to abstain on the resolution	647,325	30,621,867
may vote at the proxy's discretion	12,300,779	658,909
may vote at the proxy's discretion (nominating the Chairman)	9,906,762	651,615

19 Re-election of Mr D J Turner to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	554,264,754	271,444,768
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	539,277,418	269,999,234
was to vote against the resolution	2,645,365	158,548
was to abstain on the resolution	679,161	30,620,895
may vote at the proxy's discretion	12,341,971	647,140
may vote at the proxy's discretion (nominating the Chairman)	9,929,374	639,846
20 Re-election of Sir David Lees to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed*	551,746,578	271,442,281
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	536,199,407	269,761,560
was to vote against the resolution	3,261,813	394,119
was to abstain on the resolution	3,196,837	30,623,190
may vote at the proxy's discretion	12,285,358	646,948
may vote at the proxy's discretion (nominating the Chairman)	9,882,993	639,654
21 Re-election of Sir David Lees to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	551,725,478	271,424,018
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	536,113,167	269,780,750
was to vote against the resolution	3,275,245	393,192
was to abstain on the resolution	3,217,937	30,623,190
may vote at the proxy's discretion	12,337,066	628,685
may vote at the proxy's discretion (nominating the Chairman)	9,916,121	621,391

22 Re-appointment of PricewaterhouseCoopers LLP as auditors of BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	554,435,295	271,441,807
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	541,995,602	269,959,669
was to vote against the resolution	128,994	222,908
was to abstain on the resolution	508,020	30,609,978
may vote at the proxy's discretion	12,310,699	633,262
may vote at the proxy's discretion (nominating the Chairman)	9,911,404	625,968
23 Authorise Directors to set Auditors' fees		
Total number of proxy votes exercisable by all proxies validly appointed*	554,418,624	271,412,815
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	541,771,921	269,869,737
was to vote against the resolution	340,759	319,778
was to abstain on the resolution	519,162	30,621,005
may vote at the proxy's discretion	12,305,944	615,297
may vote at the proxy's discretion (nominating the Chairman)	9,871,884	608,003
24 Renewed authority to allot shares in BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	552,878,720	271,413,381
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	538,404,925	269,033,303
was to vote against the resolution	2,162,532	1,148,576
was to abstain on the resolution	2,064,195	30,624,540
may vote at the proxy's discretion	12,311,263	619,398
may vote at the proxy's discretion (nominating the Chairman)	9,874,441	612,104

25 Renewed disapplication of pre-emption rights in BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	552,759,647	270,574,612
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	538,528,794	269,115,037
was to vote against the resolution	1,933,137	224,945
was to abstain on the resolution	2,184,268	31,464,873
may vote at the proxy's discretion	12,297,716	620,962
may vote at the proxy's discretion (nominating the Chairman)	9,858,210	613,668
26 Renewed authority to buy back shares in BIP		
Total number of proxy votes exercisable by all proxies validly appointed*	553,045,648	299,921,843
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	540,205,585	298,575,120
was to vote against the resolution	574,942	103,193
was to abstain on the resolution	1,898,267	2,122,092
may vote at the proxy's discretion	12,265,121	625,412
may vote at the proxy's discretion (nominating the Chairman)	9,870,075	618,118

* total number of proxy votes exercisable by all proxies validly appointed excluding abstentions

Appendix 6

Final Proxy Position – Brambles Industries plc Scheme Meeting

Total number of proxy votes exercisable by all proxies validly appointed*	316,494,790
Total number of proxy votes in respect of which the appointments specified that the proxy:	
was to vote for the resolution	316,306,541
was to vote against the resolution	188,249

* total number of proxy votes exercisable by all proxies validly appointed excluding abstentions

{CLV 00015944}

Appendix 7

Final Proxy Position – Brambles Industries Limited Scheme Meeting

Total number of proxy votes exercisable by all proxies validly appointed*	533,364,574
Total number of proxy votes in respect of which the appointments specified that the proxy:	
was to vote for the resolution	532,839,468
was to vote against the resolution	525,106
was to abstain on the resolution	434,035

* total number of proxy votes exercisable by all proxies validly appointed excluding abstentions

Appendix 8

Final Proxy Position – Brambles Extraordinary General Meetings

	BIL	BIP
1 Approval of BIL Group financial assistance		
Total number of proxy votes exercisable by all proxies validly appointed*	550,683,188	335,700,811
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	534,880,191	334,170,624
was to vote against the resolution	658,256	166,152
was to abstain on the resolution	1,639,398	990,698
may vote at the proxy's discretion	15,144,741	682,624
may vote at the proxy's discretion (nominating the Chairman)	12,892,919	681,411
2 Approval of BIL Scheme by BIP Shareholders and approval of BIP Scheme by BIL Shareholders		
Total number of proxy votes exercisable by all proxies validly appointed*	550,733,599	335,803,594
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	535,023,596	334,234,940
was to vote against the resolution	555,340	128,807
was to abstain on the resolution	1,588,987	925,821
may vote at the proxy's discretion	15,154,663	720,530
may vote at the proxy's discretion (nominating the Chairman)	12,896,815	719,317
3 Approval of BIP share reclassification and reduction of capital		
Total number of proxy votes exercisable by all proxies validly appointed*	550,772,560	335,745,373
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	535,022,085	334,164,517
was to vote against the resolution	557,506	132,787
was to abstain on the resolution	1,550,026	988,153
may vote at the proxy's discretion	15,192,969	724,641

may vote at the proxy's discretion (nominating the Chairman)	12,935,121	724,641
4 Approval of amendment to the BIP Articles of Association (with effect from passing of the Resolution)		
Total number of proxy votes exercisable by all proxies validly appointed*	550,736,081	335,719,561
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	535,019,691	334,150,660
was to vote against the resolution	549,034	129,314
was to abstain on the resolution	1,583,505	1,009,724
may vote at the proxy's discretion	15,167,356	720,400
may vote at the proxy's discretion (nominating the Chairman)	12,909,508	719,187
5 Approval of amendment to the BIP Articles of Association (with effect from the Implementation Date)		
Total number of proxy votes exercisable by all proxies validly appointed*	550,731,633	335,712,655
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	535,025,235	334,113,238
was to vote against the resolution	549,511	128,418
was to abstain on the resolution	1,590,953	1,032,336
may vote at the proxy's discretion	15,156,887	736,106
may vote at the proxy's discretion (nominating the Chairman)	12,899,039	734,893
6 Approval of Brambles Limited 2006 Performance Share Plan		
Total number of proxy votes exercisable by all proxies validly appointed*	550,849,588	335,056,617
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	530,014,231	329,439,541
was to vote against the resolution	5,470,565	4,050,177
was to abstain on the resolution	1,465,130	1,736,324
may vote at the proxy's discretion	15,364,792	784,056
may vote at the proxy's discretion (nominating the Chairman)	13,111,611	782,843

7 Approval of further plans based on Brambles Limited 2006 Performance Share Plan		
Total number of proxy votes exercisable by all proxies validly appointed*	550,795,407	328,125,806
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	529,805,915	324,774,881
was to vote against the resolution	5,543,992	1,769,094
was to abstain on the resolution	1,519,311	8,674,601
may vote at the proxy's discretion	15,445,500	791,522
may vote at the proxy's discretion (nominating the Chairman)	13,192,319	790,309
8 Participation by Mr D J Turner		
Total number of proxy votes exercisable by all proxies validly appointed*	550,850,824	328,178,709
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	529,876,451	325,059,040
was to vote against the resolution	5,447,088	1,494,598
was to abstain on the resolution	1,463,894	8,643,318
may vote at the proxy's discretion	15,527,285	813,142
may vote at the proxy's discretion (nominating the Chairman)	13,290,401	811,929
9 Participation by Mr M F Ihlein		
Total number of proxy votes exercisable by all proxies validly appointed*	550,843,289	328,190,478
Total number of proxy votes in respect of which the appointments specified that the proxy:		
was to vote for the resolution	529,802,862	325,053,075
was to vote against the resolution	5,459,700	1,495,586
was to abstain on the resolution	1,471,429	8,639,922
may vote at the proxy's discretion	15,580,727	821,515
may vote at the proxy's discretion (nominating the Chairman)	13,330,032	820,302

* total number of proxy votes exercisable by all proxies validly appointed excluding abstentions

Appendix 9

Issued Share Capital

The issued share capital of Brambles Industries plc (BIP) as at 1 November 2006, the date of the BIP AGM, Scheme Meeting and Extraordinary General Meeting, was 671,855,584.

The issued share capital of Brambles Industries Limited (BIL) as at 9 November 2006, the date of the BIL AGM, Scheme Meeting and Extraordinary General Meeting, was 974,267,506.

The combined issued share capital of the Brambles' Group as at 9 November 2006, the date of this announcement, is 1,646,123,090.

ENDS

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

UBS AG

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

10 November 2006

....

11. Date company informed

14 November 2006

....

12. Total holding following this notification

50,767,536

....

13. Total percentage holding of issued class following this notification

7.56%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

14 November 2006

....

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,154,915
UBS AG London Branch	49,602,621
UBS Securities Australia Ltd	10,000
Total	50,767,536

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

ABN Amro Bank NV London Branch

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN Amro Bank NV London Branch

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

7 November 2006

....

11. Date company informed

8 November 2006

....

12. Total holding following this notification

20,437,152

....

13. Total percentage holding of issued class following this notification

3.04%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

8 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Barclays PLC

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC, through its legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

2 November 2006

....

11. Date company informed

7 November 2006

....

12. Total holding following this notification

41,424,930

....

13. Total percentage holding of issued class following this notification

6.17%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

7 November 2006

....

Details of Legal Entities

Barclays Capital Securities Ltd	20,947,150
Barclays Global Investors Australia Ltd	57,554
Barclays Capital Inc	5,624,097
Gerrard Ltd	184,643
Barclays Global Investors Canada Ltd	51,385
Barclays Global Investors Japan Trust & Banking	803,091
Barclays Global Investors, N.A.	4,705,350
Barclays Global Investors Japan Ltd	64,578

Details of Legal Entities

Barclays Global Investors Ltd	5,463,104
Barclays Life Assurance Co Ltd	892,190
Barclays Global Fund Advisors	2,606,714
Barclays Bank Trust Company Ltd	25,074
Total	41,424,930

Details of Registered Holders

Bank of New York	49,163
Barclays Capital Nominees Ltd	26,571,247
Barclays Global Investors Canada	51,385
Barclays Trust Co & Others	2,620
Barclays Trust Co R69	22,454
Chase Nominees Ltd A/C 16376	345,422
Chase Nominees Ltd A/C 28270	228,948
Investors Bank and Trust Co	6,902,353
JP Morgan (BGI Custody) A/C 16331	168,999
JP Morgan (BGI Custody) A/C 16338	39,869
JP Morgan (BGI Custody) A/C 16341	365,390
JP Morgan (BGI Custody) A/C 16342	88,984
JP Morgan (BGI Custody) A/C 16400	5,065,493
JP Morgan (BGI Custody) A/C 18408	52,189
JP Morgan Chase Bank	929,394
Mellon Trust – US Custodian	25,289
Mitsui Asset	12,001
R C Greig Nominees Ltd	139,835
R C Greig Nominees Ltd A/C AK1	41,051
R C Greig Nominees Ltd A/C BL1	2,500
R C Greig Nominees Ltd A/C GP1	1,257
State Street Boston	313,358
Trust & Custody Services Bank	5,729
Total	41,424,930

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Barclays PLC

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC, through its legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

27 October 2006

....

11. Date company informed

6 November 2006

....

12. Total holding following this notification

38,508,764

....

13. Total percentage holding of issued class following this notification

5.73%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

6 November 2006

....

Details of Legal Entities

Barclays Capital Securities Ltd	18,039,803
Barclays Global Investors Australia Ltd	57,554
Barclays Capital Inc	5,621,073
Gerrard Ltd	185,069
Barclays Global Investors Canada Ltd	51,385
Barclays Global Investors Japan Trust & Banking	803,091
Barclays Global Investors, N.A.	4,667,471
Barclays Global Investors Japan Ltd	64,837

Details of Legal Entities

Barclays Global Investors Ltd	5,494,503
Barclays Life Assurance Co Ltd	892,190
Barclays Global Fund Advisors	2,606,714
Barclays Bank Trust Company Ltd	25,074
Total	38,508,764

Details of Registered Holders

Bank of New York	49,163
Barclays Capital Nominees Ltd	23,660,876
Barclays Global Investors Canada	51,385
Barclays Trust Co & Others	2,620
Barclays Trust Co R69	22,454
Chase Nominees Ltd A/C 16376	337,316
Chase Nominees Ltd A/C 28270	228,948
Investors Bank and Trust Co	6,864,474
JP Morgan (BGI Custody) A/C 16331	168,999
JP Morgan (BGI Custody) A/C 16338	39,869
JP Morgan (BGI Custody) A/C 16341	365,390
JP Morgan (BGI Custody) A/C 16342	88,984
JP Morgan (BGI Custody) A/C 16400	5,104,998
JP Morgan (BGI Custody) A/C 18408	52,189
JP Morgan Chase Bank	930,286
Mellon Trust – US Custodian	25,289
Mitsui Asset	11,368
R C Greig Nominees Ltd	140,261
R C Greig Nominees Ltd A/C AK1	41,051
R C Greig Nominees Ltd A/C BL1	2,500
R C Greig Nominees Ltd A/C GP1	1,257
State Street Boston	313,358
Trust & Custody Services Bank	5,729
Total	38,508,764

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

Merrill Lynch & Co. Inc has advised the Australian Stock Exchange that it has decreased its shareholding in BIL from 7.23% (72,243,661 shares) to 5.74% (55,575,656 shares) with effect from 19 October 2006.

6 November 2006

Contact: Laura Jackson, Assistant Secretary
Tel: +44 (020) 7659 6030

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

UBS AG

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

Not disclosed

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

31 October 2006

....

11. Date company informed

3 November 2006

....

12. Total holding following this notification

40,472,971

....

13. Total percentage holding of issued class following this notification

6.02%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

3 November 2006

....

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,154,915
UBS AG London Branch	39,318,056
Total	40,472,971

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

31 October 2006

....

11. Date company informed

2 November 2006

....

12. Total holding following this notification

33,549,381

....

13. Total percentage holding of issued class following this notification

4.99%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

2 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Deutsche Bank AG and its subsidiary companies

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

Not disclosed

....

11. Date company informed

2 November 2006

....

12. Total holding following this notification

62,128,950

....

13. Total percentage holding of issued class following this notification

9.25%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

2 November 2006

....

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Barclays PLC

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC, through its legal entities listed below

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

19 October 2006

....

11. Date company informed

25 October 2006

....

12. Total holding following this notification

31,181,521

....

13. Total percentage holding of issued class following this notification

4.64%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

25 October 2006

Details of Legal Entities

Barclays Capital Securities Ltd	10,685,035
Barclays Global Investors Australia Ltd	57,554
Barclays Capital Inc	5,621,073
Gerrard Ltd	187,069
Barclays Global Investors Canada Ltd	51,385
Barclays Global Investors Japan Trust & Banking	804,740
Barclays Global Investors, N.A.	4,669,055
Barclays Global Investors Japan Ltd	66,499

Details of Legal Entities

Barclays Global Investors Ltd	5,523,485
Barclays Life Assurance Co Ltd	892,190
Barclays Global Fund Advisors	2,598,362
Barclays Bank Trust Company Ltd	25,074
Total	31,181,521

Details of Registered Holders

Bank of New York	49,163
Barclays Capital Nominees Ltd	16,306,108
Barclays Global Investors Canada	51,385
Barclays Trust Co & Others	2,620
Barclays Trust Co R69	22,454
Chase Nominees Ltd A/C 16376	337,316
Chase Nominees Ltd A/C 28270	228,948
Investors Bank and Trust Co	6,856,122
JP Morgan (BGI Custody) A/C 16331	168,999
JP Morgan (BGI Custody) A/C 16338	39,869
JP Morgan (BGI Custody) A/C 16341	365,390
JP Morgan (BGI Custody) A/C 16342	88,984
JP Morgan (BGI Custody) A/C 16400	5,133,980
JP Morgan (BGI Custody) A/C 18408	52,189
JP Morgan Chase Bank	931,935
Mellon Trust – US Custodian	26,873
Mitsui Asset	11,368
R C Greig Nominees Ltd	142,261
R C Greig Nominees Ltd A/C AK1	41,051
R C Greig Nominees Ltd A/C BL1	2,500
R C Greig Nominees Ltd A/C GP1	1,257
State Street Boston	313,358
Trust & Custody Services Bank	7,391
Total	31,181,521

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brambles Industries plc

....

2. Name of shareholder having a major interest

Merrill Lynch & Co., Inc

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch & Co., Inc and BlackRock Inc.

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

....

5. Number of shares / amount of stock acquired

Not disclosed

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

Ordinary Shares of 5 pence each

....

10. Date of transaction

11 October 2006

....

11. Date company informed

25 October 2006

....

12. Total holding following this notification

90,400,148

....

13. Total percentage holding of issued class following this notification

13.45%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

Laura Jackson 020 7659 6030

....

16. Name and signature of authorised company official responsible for making this notification

Laura Jackson

....

Date of notification

25 October 2006

Details of Registered Holders

Merrill Lynch & Co., Inc	88,956,026
BlackRock Inc	1,444,122
Total	90,400,148